Exhibit (d)(11)

Schedule A

Funds and Portfolios covered by Sub-Advisory Agreement

between

Fidelity Management & Research (Far East), Inc.

and

Fidelity Investments Japan Limited

dated as of September 16, 2004

Name of Fund	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios LLC	Fidelity High Income Central Investment Portfolio 1	Fixed-Income	09/16/04
Fidelity Central Investment Portfolios LLC	Fidelity Tactical Income Central Investment Portfolio	Fixed-Income	09/16/04
Fidelity Central Investment Portfolios LLC	Fidelity Floating Rate Central Investment Portfolio	Fixed-Income	11/18/04

Agreed and Accepted

as of November 18, 2004

Fidelity Management & Research		\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	Fidelity Investments Japan Limited
Company (Far East), Inc.
By:	/s/JS Wynant		By:	/s/Yoshito Hirata
Name:	JS Wynant		Name:	Yoshito Hirata
Title:	Treasurer		Title:	Director